Marsico capital management, llc

January 31, 2019

Board of Trustees

The Marsico Investment Fund

1200 17th Street, Suite 1600

Denver, Colorado 80202

Re:  Expense Limitation and Fee Waiver Agreement

Dear Board Members:

This letter will confirm our agreement that , in the event that the annualized ratio of total ordinary operating expenses (excluding taxes, interest, Acquired Fund(1) fees and expenses, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of the Marsico Focus Fund, the Marsico Growth Fund, the Marsico 21st Century Fund, the Marsico International Opportunities Fund, and the Marsico Global Fund (the "Funds") calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below, Marsico Capital Management, LLC (“MCM”) will waive fees or reimburse that Fund's expenses in the amount of such excess:

Fund	Expense Limit
Focus Fund	1.45%
Growth Fund	1.45%
21st Century Fund	1.45%
International Opportunities Fund	1.50%
Global Fund	1.45%

(1)	The Funds from time to time may invest in affiliated or unaffiliated money market funds or other investment companies such as exchange-traded funds (ETFs). Such underlying investments collectively are referred to herein as "Acquired Funds."

1200 17TH STREET • SUITE 1600

DENVER, COLORADO 80202

TEL: 303.454.5600 • FAX: 303.454.5678

MCM shall be entitled to recoup from a Fund any fees previously waived and/or expenses previously reimbursed by MCM with respect to that Fund pursuant to this agreement (including waivers or reimbursements under previous expense limitations), if (1) such recoupment by MCM does not cause the Fund, at the time of recoupment, to exceed the lesser of (a) the expense limitation in effect at the time the relevant amount was waived and/or reimbursed, or (b) the expense limitation in effect at the time of the proposed recoupment, and (2) the recoupment is made within three years after the fiscal year-end date as of which the amount to be waived or reimbursed was determined and the waiver or reimbursement occurred.

Recoupment by MCM from a Fund of any fees waived or expenses reimbursed shall apply first to MCM waivers or expense reimbursements made during the current fiscal year, second to MCM waivers or expense reimbursements made during the earliest available fiscal year, and thereafter apply in order to MCM waivers or expense reimbursements made during each successive fiscal year thereafter.

MCM's undertaking to waive fees and reimburse expenses as stated above may not be terminated prior to January 31, 2020 without the consent of the Board of Trustees of the Marsico Funds. Thereafter, however, MCM's undertaking is voluntary and therefore may be terminated or modified by MCM with respect to one or more of the Funds, upon giving fifteen (15) days prior notice to the Funds and their administrator; provided, however, no such modification will be made in a manner inconsistent with the terms of the current prospectus.

The foregoing expense limitation letter agreement is an annual, not monthly, expense limitation. The expense limitation shall be based on the fiscal years of the Funds.

This expense limitation letter agreement supersedes and replaces any prior agreement regarding expense limitations.

MCM authorizes the Funds and their administrator to reduce MCM's advisory fee to the extent necessary to effectuate the limitations stated above. In the event accrued expenses exceed the limitations stated above after the reduction in MCM's advisory fee, MCM authorizes the Funds and their administrator to invoice MCM for the difference. MCM will reimburse to the Funds any such amounts promptly after receipt of an invoice.

MARSICO CAPITAL MANAGEMENT, LLC

By:	/s/ Neil L. Gloude
Name:	Neil L. Gloude
Title:	Executive Vice President, Chief Financial Officer and Treasurer

ACKNOWLEDGED:
THE MARSICO INVESTMENT FUND

By:	/s/ Christopher J. Marsico
Name:	Christopher J. Marsico
Title:	Executive Vice President and
Chief Operating Officer